Sproule

Geological and Petroleum Engineering Consultants

August 11, 2006

Consent of Sproule Associates Inc.

We consent to the incorporation by reference in this annual report on Form 40-F of Enterra Energy Trust, which is being filed with the United States Securities and Exchange Commission, of our report entitled "Evaluation of the P&NG Resources of Rocky Mountain Gas, Inc. Powder River Basin, Wyoming", evaluating reserves of Rocky Mountain Gas, Inc., and its subsidiaries as of December 31, 2005, included in the 2005 Revised Annual Information Form of Enterra Energy Trust (the "AIF"), and to the references to my name in the AIF.

We also consent to the incorporation by reference of references to our firm and of information derived from our report entitled "Evaluation of the P&NG Resources of Rocky Mountain Gas, Inc. Powder River Basin, Wyoming", evaluating reserves of Rocky Mountain Gas, Inc. and its subsidiaries as of December 31, 2005 appearing in the Annual Report on Form 40-F of Enterra Energy Trust for the fiscal year ended December 31, 2005, into the registration statement on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-1 1 3609 and 333-115318).

Sincerely,

/s/ Ken H. Crowther

Ken H. Crowther, P.Eng. President

900, 140 Fourth Ave SW; Calgary ABT2P.3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590

1675 Broadway, Suite 1130, Denver CO 80202 U.S.A.; Tel: (303) 592-8770, Fax: (303) 592-8771

Toll Free: 1-877-777-6135

info@sproule.com, www.sproule.com